UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

MERIDIAN GOLD INC.
(Name of Subject Company)
MERIDIAN GOLD INC.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)
589975101
(CUSIP Number of Class of Securities)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Marc R. Packer, Esq.	Christopher W. Morgan, Esq.	John Sabine, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP	Fraser Milner Casgrain LLP
525 University Avenue, Suite 1100	222 Bay Street, Suite 1750	1 First Canadian Place, 39th Floor
Palo Alto, California 94301	Toronto, Ontario M5K 1J5	100 King Street West
(650) 470-4500	(416) 777-4700	Toronto, Ontario M5X 1B2
(416) 863-4511

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Meridian Gold Inc. (“Meridian”) with the Securities and Exchange Commission (the “Commission”) on July 31, 2007, as amended by Amendment No. 1 filed with the Commission on July 31, 2007, Amendment No. 2 filed with the Commission on July 31, 2007, Amendment No. 3 filed with the Commission on August 14, 2007, Amendment No. 4 filed with the Commission on August 20, 2007, Amendment No. 5 filed with the Commission on August 22, 2007, Amendment No. 6 filed with the Commission on September 4, 2007, Amendment No. 7 filed with the Commission on September 5, 2007 and Amendment No. 8 filed with the Commission on September 7, 2007 (as amended, the “Statement”). The Statement relates to the offer by Yamana Gold Inc. to purchase all of the outstanding common shares of Meridian, together with the associated rights under Meridian’s Shareholder Rights Plan Agreement, dated as of April 21, 1999, as amended on May 7, 2002 and February  22, 2005, between Meridian and Computershare Trust Company of Canada, as rights agent. Except as otherwise noted, the information set forth in the Statement remains unchanged.
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit
Number	Description

(a)(21)	Form of newspaper advertisement published beginning on September 10, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2007	MERIDIAN GOLD INC.

	By:	/s/ Edward C. Dowling

	Name:	Edward C. Dowling
	Title:	President and Chief Executive Officer